As filed with the Securities and Exchange Commission on February 21, 2003

Registration No. 333- _______

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

**REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933**

MERCANTILE BANK CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Michigan
(State or Other Jurisdiction of Incorporation or Organization)

38-3360865
(I.R.S. Employer Identification Number)

**5650 Byron Center Ave, S.W.
Wyoming, Michigan 49509
(616) 406-3777**

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

**Gerald R. Johnson, Jr.
Chairman and Chief Executive Officer
Mercantile Bank Corporation
5650 Byron Center Ave, S.W.
Wyoming, Michigan 49509
(616) 406-3000**

Copies of Communications to:

**Gordon R. Lewis
Warner Norcross & Judd LLP
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503
(616) 752-2752**

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☒

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐_______________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐_______________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock	250,000 shares (2)	$24.475 (3)	$6,118,750 (4)	$562.93

(1) On February 19, 2003, the average of the high and low prices of the Common Stock of Mercantile Bank Corporation on The NASDAQ Stock Market was $24.475 per share. The registration fee is computed in accordance with Rule 457(c).

(2) In addition, pursuant to Rule 416, this registration statement also covers such indeterminate number of additional shares as may be authorized in the event of adjustments as a result of increases in the number of issued shares of Common Stock resulting from the payment of stock dividends or stock splits or certain other capital adjustments.

(3) Estimated solely for the purpose of calculating the registration fee.

MERCANTILE
BANK CORPORATION

Dividend Reinvestment Plan
Prospectus

Mercantile Bank Corporation is pleased to offer individuals the opportunity to participate in its Dividend Reinvestment Plan. The Plan is available for investors to increase their holdings of Mercantile common stock. Mercantile's common stock is traded on The NASDAQ Stock Market under the trading symbol "MBWM."

Plan highlights include:

- Reinvest all or a portion of your Mercantile dividends
- Purchase additional Mercantile common stock through a convenient, low-cost method
- Purchase shares by check or authorize automatic monthly investments in Mercantile common stock from your U.S. bank account
- Invest a minimum of $50.00 at any time and up to a maximum of $200,000 per year
- Enroll in the Plan and access your account through the Internet at www.equiserve.com at any time

This prospectus relates to an offering of 250,000 shares of Mercantile common stock to be offered for purchase under the Plan.

Shares purchased under the Plan may be newly issued shares or shares purchased for participants in the open market, at our option. The price for shares purchased in the open market will be the weighted average price for all Plan shares purchased on the investment date. The purchase price for newly issued shares will be equal to the average of the high and low prices of Mercantile common stock in transactions reported on The NASDAQ Stock Market on the trading day preceding the investment date.

Mercantile is a bank holding company offering a wide range of financial services. Our principal executive offices are located at 5610 Byron Center Avenue, SW, Wyoming, MI 49509, 616-406-3000.

Please read this prospectus carefully and retain it and any future investment statements for future reference. If you have any questions about the Plan, please call EquiServe Trust Company, N.A., the Plan Administrator, toll free at 1-800-733-5001. Customer service representatives are available between the hours of 9:00 A.M. and 5:00 P.M. Eastern Time, Monday through Friday.

Our common stock is not the obligation of or guaranteed or endorsed by any bank. It does not constitute a bank deposit. It is not federally insured or protected by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other governmental agency. Investment in our common stock, as with any investment in common stock, involves investment risks, including the risk of possible loss of value.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 21, 2003.

TABLE OF CONTENTS

THE COMPANY

Mercantile Bank Corporation is a diversified bank holding company. Mercantile Bank of West Michigan, its subsidiary, is a full service commercial bank that services primarily to businesses, individuals and governmental units.

INFORMATION ABOUT THE PLAN

The following questions and answers explain and constitute the Dividend Reinvestment Plan.

1. What is the Plan?

The Plan is a convenient and low cost purchase plan available for existing shareholders to increase their holdings of Mercantile common stock. Participants in the Plan may elect to have dividends automatically reinvested in Mercantile common stock and to make optional cash investments through the Plan Administrator, EquiServe Trust Company, N.A. ("EquiServe"). Participation in the Plan is entirely voluntary and we give no advice regarding your decision to join the Plan. As a current shareholder, you can enroll in the Plan through the Internet at www.equiserve.com and follow the instructions provided. A Plan Enrollment Form and reply envelope are also enclosed for your convenience. Enrollment forms may also be obtained from EquiServe by calling 1-800-733-5001.

2. What options are available under the Plan?

As a participant, the Plan allows you to:

- Have your common stock dividends automatically reinvested in additional shares of Mercantile common stock; and

- Increase your holdings of Mercantile common stock by making additional cash investments of as little as $50.00, including the option to make automatic monthly purchases by authorizing deductions from your U.S. bank account.

- Purchase Mercantile common stock certificates in whole shares rather than a specific quantity of shares, with the appropriate number of full and fractional shares credited to your account.

- Make gifts of stock to family members and others at no charge by transferring Mercantile common stock to another account, new or old.

- Deposit Mercantile common stock certificates in the Plan's share safekeeping feature and have your ownership of common stock maintained on EquiServe's records in book-entry form.

- Manage your account through the Internet at www.equiserve.com.

- Receive regular statements indicating activity in your account.

3. Who is the Plan Administrator? How do I contact the Plan Administrator?

EquiServe will be the Plan Administrator for the Plan. EquiServe, Inc., an affiliate of EquiServe and a transfer agent registered with the Securities and Exchange Commission, acts as Service agent for EquiServe. EquiServe will direct the purchase of Mercantile common stock acquired under the Plan, hold such shares of common stock, keep records, send quarterly statements of account to you and perform other functions related to the Plan.

You may contact EquiServe by:

- Internet: www.equiserve.com

- Telephone: 1-800-733-5001. Customer Service Associates are available between the hours of 9:00 A.M. and 5:00 P.M. Eastern Time, Monday through Friday.

- Writing: Mercantile Dividend Reinvestment Plan
  c/o EquiServe
  P.O. Box 43010
  Providence, RI 02940-3010

4. Who is eligible to participate in the Plan?

All U.S. citizens who are currently shareholders of Mercantile are eligible to participate in the Plan.

5. Can non-U.S. citizens participate in the Plan?

Yes. If you are not a U.S. citizen, you can participate in the Plan, provided there are not any laws or governmental regulations that would prohibit you from participating or laws or governmental regulations that would affect the terms of the Plan. We reserve the right to deny or terminate participation of any shareholder if we deem it advisable under any foreign laws or regulations. All Plan funds must be in U.S. funds and drawn on a U.S. bank. If you are not in the United States, contact your bank to verify that they can provide you with a check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, we are unable to accept checks clearing through non-U.S. banks. In such instances, the amount that is invested will be the check amount less any clearing fees and EquiServe fees. Please contact your local bank for details on how to properly execute the transaction.

6. I am a Mercantile shareholder of record. How do I enroll in the Plan?

If you are already a Mercantile shareholder of record (that is, if you own shares that are registered in your name, not your broker's) but are not enrolled in the Plan, you may enroll in the Plan through the Internet by going to www.equiserve.com, authenticating your online account and

completing an online Plan Enrollment Form. You may also enroll in the Plan simply by completing and returning the enclosed Plan Enrollment Form.

7. I hold my Mercantile shares in street name. How do I enroll in the Plan?

If your shares of Mercantile common stock are held for your account by a bank, broker or other nominee (“street name”), you must become a shareholder of record to participate in the Plan. In order to participate in the Plan, you will need to arrange with your broker for the stock to be issued in your own name. This can be done by directing your broker to transfer your shares to your book entry account at EquiServe.

Once at least one share of Mercantile common stock is registered in your name, you can enroll in the Plan as described in Question 6.

8. Are there fees associated with participation?

Mercantile will pay the service and processing fees (which include any applicable brokerage commissions EquiServe is required to pay) and expenses incurred in operating the Plan and purchasing shares under the Plan, except as provided in this prospectus. The current service and processing fees charged to participants associated with participation in the Plan are summarized in the chart below:

Costs to the Participant

	Service and Processing Fees
All Purchases and Dividend Reinvestments	No charge
Sale of Shares	$15.00 plus $0.12/share
Sale of a Fractional Share at Termination or Withdrawal	Up to $15.00 plus $0.12/share
Insufficient Funds	$25.00, see Question 20 for more information

Mercantile may change these fees at any time upon 30 days’ advance written notice, which may be set forth in the quarterly statements.

9. What are my dividend reinvestment options?

As a participant in the Plan, you may elect to reinvest all, part or none of your dividends on your shares of Mercantile common stock in additional shares. The options available to you are as follows:

- *Full Dividend Reinvestment*. If you select this option, EquiServe will apply all of your dividends on Mercantile common stock registered in your name toward the purchase of more shares of Mercantile common stock.

- *Partial Dividend Reinvestment*. If you select this option, EquiServe will pay your dividends in cash on the number of shares of Mercantile common stock that you specify in your Plan Enrollment Form and apply the balance of your dividends toward the purchase of more shares of Mercantile common stock.

- *Cash Payments Only (No Dividend Reinvestment)*. If you select this option, dividends will not be reinvested. Instead, you will receive payment by check or automatic deposit (at your option) for all of your cash dividends.

No matter which reinvestment option you select you may make optional cash investments as described in Question 11.

EquiServe will continue to reinvest your dividends as you have indicated on your Plan Enrollment Form until you specify otherwise. You may change your dividend option at any time by going to www.equiserve.com, by calling EquiServe directly at 1-800-733-5001 or by requesting a Plan Enrollment Form and returning it to EquiServe at the address provided in Question 3.

EquiServe needs to receive notice of your request on or before the record date for any given dividend payment date in order for the requested changes to be effective for that dividend. If your request is received after the record date, then the requested changes may not be effective until the next dividend record date.

10. When will my dividend reinvestment begin?

Record dates for determining the record holders of common stock entitled to receive cash dividends declared on the common stock will be chosen by our board of directors, and are expected to be in the months of February, May, August and November of each year. If your Plan Enrollment Form is received and processed by EquiServe on or before a dividend record date, the reinvestment of your dividends will begin with the payment of that dividend. If the Plan Enrollment Form is received and processed by EquiServe on or after the dividend record date, the reinvestment of dividends will not start until payment of the next dividend. Dividend record dates will vary from time to time, and may be chosen in months other than those listed above. You can minimize the possibility of missing a desired entry date by delivering a Plan Enrollment Form to EquiServe before the first day of a dividend record date month in which you desire to begin participation in the Plan.

11. How do I make an optional cash investment?

In addition to increasing your holdings of Mercantile common stock through the reinvestment of dividends, you may make optional cash investments in Mercantile common stock. You may make optional cash investments by choosing between the following three options:

- *Check Investment*. You may make optional cash investments in Mercantile common stock by sending to EquiServe a check (not less than $50.00) for the purchase of additional

shares. The check must be made payable to "EquiServe-Mercantile Bank Corporation" in U.S. dollars and drawn on a U.S. bank. If you are not in the United States, contact your bank to verify that they can provide you with a check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, we are unable to accept checks clearing through non-U.S. banks. In such instances, the amount that is invested will be the check amount less any clearing fees and EquiServe fees. EquiServe will not accept cash, traveler's checks, money orders or third party checks. All checks should be sent to EquiServe at the address listed on the Optional Cash Investment tear-off form attached to each statement you receive, together with that form, or if making an investment when enrolling, with the Plan Enrollment Form.

- *One-Time Online Bank Account Debit*. At any time you can invest through the Internet at www.equiserve.com, by authorizing EquiServe to debit your U.S. bank account (not less than $50.00). Please refer to the online confirmation for your account date and debit date.

- *Automatic Investment from a Bank Account*. You can automatically invest a specified monthly amount (not less than $50.00) to be deducted directly from your U.S. bank account. Automatic monthly investments may be authorized through the Internet at www.equiserve.com or by completing and submitting to EquiServe an Automatic Monthly Investment Form along with a voided blank check or checking account deposit slip. Please allow 4 to 6 weeks for the first investment to be initiated. Automatic Monthly Investment Forms are available from EquiServe.

Automatic monthly deductions will continue at the level you set until you change your instruction by notifying EquiServe. You may change the amount of money or stop automatic monthly deductions by going to www.equiserve.com, calling EquiServe directly at 1-800-733-5001 or completing and submitting to EquiServe a new Automatic Monthly Investment Form. To be effective for a particular month, EquiServe must receive your request at least 7 business days prior to the debit date.

12. What are the minimum and maximum amounts for additional investments?

Each optional cash investment must be for a minimum of $50.00, subject to a maximum of $200,000 per year. Whether participating through the use of a personal check, through the online investment feature or through automatic monthly investments, the $50.00 minimum and $200,000 annual maximum applies. All amounts must be in U.S. dollars and drawn on a U.S. bank. If you are not in the United States, contact your bank to verify that they can provide you with a check that clears through a U.S. bank and can print the dollar amount in U.S. funds. Due to the longer clearance period, we are unable to accept checks clearing through non-U.S. banks. In such instances, the amount that is invested will be the check amount less any clearing fees and EquiServe fees.

Optional cash investments will be returned to you upon your request provided that EquiServe receives your request at least two business days prior to the investment date.

13. What is the source of Mercantile common stock purchased through the Plan?

At Mercantile's option, shares of common stock to be purchased under the Plan will be purchased directly from Mercantile as newly issued shares, purchased on the open market, or a combination of the foregoing. You cannot choose the source of your shares; this is entirely at our discretion.

Share purchases in the open market may be made in The NASDAQ Stock Market or by negotiated transactions on terms that EquiServe may reasonably determine. Neither Mercantile nor any participant will have any authority or power to direct the date, time, or price at which shares of Mercantile common stock may be purchased or the selection of a broker or dealer through or from whom purchases are to be made.

Mercantile will not change our determination of whether shares purchased for the Plan will be purchased from authorized but unissued shares or in the open market more than once every three months and without a determination by its board of directors or Chief Financial Officer that our need to raise additional capital has changed or there is another valid reason for the change.

14. Will interest be paid on the accounts?

No. Interest will not be paid on funds held pending investment.

15. When will shares be purchased under the Plan?

Purchases from Mercantile of authorized but unissued common shares will be made on the relevant investment date.

The investment date for dividend reinvestment is the dividend payment date. If the dividend payment date does not fall on a trading day on The NASDAQ Stock Market, then the investment date will be the next trading day. The payment of dividends for Mercantile common stock is expected to be on or about the 10th day of March, June, September, and December.

The investment date for optional cash payments will be the 10th of each month. If the investment date is not a trading day on The NASDAQ Stock Market, then the investment date will be the next trading day.

Purchases on the open market will begin on the investment date and will be completed no later than 30 days from such date with respect to dividend reinvestment and 35 days with respect to optional cash payments except where completion at a later date is necessary or advisable under federal securities laws.

Neither Mercantile nor EquiServe will pay any interest on any funds held between investment dates. Therefore, we suggest that any optional cash payments be received by EquiServe at least 5 business days prior to an investment date.

16. At what price will shares be purchased?

The price of all shares of common stock purchased with reinvested dividends or optional cash investments purchased in the open market will be the weighted average price of all shares purchased for the Plan for that investment. The price of shares of common stock purchased from Mercantile will be the average of the high and low prices of Mercantile common stock in transactions reported on The NASDAQ Stock Market on the trading day preceding the investment date.

EquiServe may combine your funds with those of other participants for the purpose of making purchases.

17. How are shares allocated under the Plan?

Shares of common stock purchased with reinvested dividends or optional cash investments will be credited to your account in book-entry form. If you participate, the number of shares that will be credited to your account following any investment date will depend on the amount of your dividends and optional cash investments (if any) available for investment on that date and the purchase price of the shares. Your account will be credited with a number of shares (including fractions computed to three decimal places) equal to the total funds to be invested for you, divided by the applicable purchase price (also computed to three decimal places).

18. Will fractional shares be purchased?

Yes. If any dividend or optional cash payment is not sufficient to purchase a whole share of Mercantile common stock, a fractional share will be credited to your account in book entry form. All fractional shares are computed to three decimal places.

19. How are payments with "insufficient funds" handled?

In the event that any check or other deposit is returned unpaid for any reason or your predesignated U.S. bank account does not have sufficient funds for an automatic debit, EquiServe will consider the request for investment of that purchase null and void and will immediately remove from your account any shares already purchased in anticipation of receiving those funds. If the net proceeds from the sale of those shares are insufficient to satisfy the balance of the uncollected amounts, EquiServe may sell additional shares from your account as necessary to satisfy the uncollected balance. There is a $25.00 insufficient funds fee for any check or other deposit that is returned unpaid by your bank. This fee will be collected by EquiServe through the sale of the number of shares from your account necessary to satisfy the fee.

20. Who will hold the additional shares purchased through the Plan?

Shares purchased through the Plan are credited to your account in book-entry form on EquiServe's records. The number of shares (including fractional interests) credited to your account will be shown on each account statement.

21. How may I receive a stock certificate?

You may obtain a certificate (at no cost) for some or all of your whole shares held in your account at any time by requesting EquiServe to withdraw shares from your account. You may make such a request by:

- accessing your account at www.equiserve.com; or
- using the tear-off form attached to the account statement; or
- calling EquiServe at 1-800-733-5001; or
- sending written notice specifying the number of whole shares to be withdrawn.

Certificates are normally issued to participants within five business days after receipt of the request. Withdrawing shares from your account does not affect your dividend option (for example, dividends will continue to be reinvested on the shares withdrawn and the shares remaining in your account, if previously elected on the Plan Enrollment Form). No certificates will be issued for fractional shares of common stock; instead, any fractional share will be sold at the then-current market value less any service and processing fees (which include any applicable brokerage commissions EquiServe is required to pay) and you will receive a check for the sales proceeds of that fractional share.

22. May I add my certificate shares of Mercantile common stock to my account for safekeeping?

Yes. At any time, you may use the Plan's share certificate safekeeping service to deposit with EquiServe any Mercantile common stock certificates in your possession and registered in your name. There is no charge for this service. To do so, we recommend that you send your Mercantile common stock certificates to EquiServe by registered mail, return receipt requested and insured for 2% of the current market value. When submitting your certificate(s) for deposit into your account be sure to include the tear-off portion of your account statement or a written request to have the certificate(s) deposited. The certificates SHOULD NOT BE ENDORSED. Upon receipt, EquiServe will credit the shares in book-entry form to your account. The advantages of holding shares in book-entry form in the Plan are protection against certificate loss, theft and damage.

23. How may I sell shares I hold through the Plan?

You can sell all or some of your shares held in your account by contacting EquiServe. If the dollar value of the sale is expected to be equal to or less than $100,000, you may contact EquiServe through the Internet at www.equiserve.com or you may call EquiServe directly at 1-800-733-5001. If the dollar value of the sale is expected to exceed $100,000, you must submit your request in writing. You can do this by completing and submitting the tear-off portion of the account statement. In addition, you must submit a written request to sell shares if you have changed your address within 30 days of the sale request. EquiServe will cause your shares to be sold on the open market within five business days of receipt of your request. EquiServe may combine your shares to be sold with those of other Plan participants selling shares at the same time. The sales price per share will be the weighted average price per share received by EquiServe for all sales made that day (any succeeding days necessary to complete the sale order). Once sold EquiServe will send you the proceeds less a service fee of $15.00 and applicable processing fees (which include any brokerage commission EquiServe is required to pay) of $0.12 a share. Proceeds are normally paid by check and are generally sent to you within 24 hours after your sales transaction has settled.

EquiServe reserves the right to decline to process a sale if it determines, in its sole discretion, that supporting legal documentation is required. In addition, neither Mercantile nor any participant will have the authority or power to direct the time or price at which shares for the Plan are sold or the selection of the broker or dealer through or from whom sales are to be made.

You should be aware that the price of Mercantile common stock may rise or fall during the period between a request for sale, its receipt by EquiServe and the ultimate sale on the open market. Instructions sent to EquiServe to sell shares are binding and may not be rescinded.

24. Can I transfer shares that I hold in the Plan to someone else?

Yes. You may transfer ownership of some or all of your shares held through the Plan. You may call EquiServe at 1-800-733-5001 for complete transfer instructions or go to www.equiserve.com to download the appropriate materials. You will be asked to send to EquiServe written transfer instructions and your signature must be “Medallion Guaranteed” by a financial institution. Most banks and brokers participate in the Medallion Guarantee Program. The Medallion Guarantee Program is intended to ensure that the individual signing is in fact the owner of shares to be transferred. A notary public is not acceptable.

You may transfer shares to new or existing Mercantile shareholders. However, a new account will not be opened for a transferee as a result of a transfer of less than one full share.

25. I’ve just moved. How can I request a change of address or update other personal data?

It is important that our records contain your most up-to-date personal data. If you need to request a change of address or update other personal data, please call EquiServe at 1-800-733-5001 or

write to them at the address listed in Question 3. You can also update your personal data through EquiServe's online services at www.equiserve.com.

26. How may I stop reinvesting dividends?

You can stop reinvesting dividends at any time by going to www.equiserve.com, calling EquiServe at 1-800-733-5001, providing EquiServe with written instructions at its address in Question 3 or by submitting to EquiServe a new Plan Enrollment Form, provided your request is received by EquiServe at least 5 business days prior to the related dividend payment date. If your request to stop dividend reinvestment is received by EquiServe less than 5 business days prior to the related dividend payment date, then the dividends will be reinvested and the shares will be added to your account.

27. What reports will I receive?

Easy to read statements of your calendar year-to-date account activity will be sent to you promptly after each transaction, which will simplify your record keeping. Each statement will show the amount invested, the purchase or sale price of Plan transactions, the number of shares purchased or sold and the applicable service fees, as well as any activity associated with share deposits, transfers or withdrawals. These statements are a record of your account activity and identify your cumulative share position. Please notify EquiServe promptly through the Internet, in writing or by telephone if your address changes.

In addition, you will be sent copies of the same communications sent to all other holders of Mercantile common stock, such as annual reports and proxy statements. You will also be sent any required Internal Revenue Service information statements. You can also review your current account status, plan options and transaction history online at anytime at www.equiserve.com.

Please retain all transaction statements for your records. The statements contain important tax and other information.

28. What if Mercantile issues a stock dividend or declares a stock split?

Any stock dividend or split shares distributed by Mercantile to you will be based on both the shares of common stock registered in your name in certificate form and the shares (whole and fractional) credited to your account. Such stock dividend or split shares will be added to your account in book-entry form. You will receive a statement indicating the number of shares added as a result of the transaction. In the event of a rights offering, you will receive rights based upon the total number of whole shares you own, whether the shares are held in the form of a physical certificate or credited to your account.

29. How do I vote my Plan shares at shareholders' meetings?

In connection with any meeting of Mercantile shareholders, you will be sent a proxy card or request for voting instructions representing both the shares for which you hold physical

certificates and the shares credited to your account. Those shares will be voted as you indicate on the returned proxy card or request form. Fractional shares will be voted. If you sign and return the proxy card or request form and no voting instructions are given with respect to any item on the proxy card or request form, all of your shares will be voted in accordance with the recommendations of Mercantile's management.

As an alternative to returning your proxy card or request form, you may also be able to vote by telephone or online by following the instructions in the proxy materials if that method is available. You may also vote all of your shares in person at the shareholders' meeting.

30. Can the Plan be changed?

Yes. Mercantile and EquiServe may suspend, modify or terminate the Plan at any time. All participants will be sent notice of any suspension, modification or termination. Changes or termination to the Plan will not affect your rights as a shareholder in any way and any book-entry shares you own will continue to be credited to your account unless you specifically request otherwise. Mercantile also reserves the right to deny, suspend or terminate participation by a participant who is using the Plan for purposes inconsistent with the intended purpose of the Plan. EquiServe also may terminate your account if you do not own at least one whole share. In the event your account is terminated for this reason, a check for the cash value of the fractional share will be sent to you and your account will be closed.

31. What are the responsibilities of Mercantile and EquiServe under the Plan?

Neither Mercantile nor EquiServe will be liable for any act or omission to act, which was done in good faith, including any claim of liability (1) arising out of the failure to cease reinvestment of dividends for a participant's account upon the participant's death prior to receipt of notice in writing of the death along with a request to cease dividend reinvestment participation from a qualified representative of the deceased, and (2) with respect to the prices or times at which shares are purchased or sold for you. EquiServe will have no liability for failed executions due to reasons beyond EquiServe's control.

You should recognize that neither Mercantile nor EquiServe can assure you of a profit or protect you against a loss on shares purchased through the Plan. You must make independent investment and participation decisions based on your own judgment and research as you alone bear the risk of fluctuations in the market value of Mercantile common stock. You bear the risk of loss in value and you enjoy the benefits of gains from market price changes with respect to all of your shares.

Although Mercantile currently contemplates the continuation of quarterly dividends, the payment of dividends is subject to the discretion of Mercantile's Board of Directors and will depend upon future earnings, the financial condition of Mercantile and other factors. Dividends may increase or decrease.

32. What are the federal income tax consequences of participating in the Plan?

Participants in the Plan are advised to consult their own tax advisors with respect to the tax consequences of participation in the Plan (including federal, state, local and other tax laws and U.S. tax withholding laws) applicable to their particular situations.

Cash dividends reinvested under the Plan will be taxable for U.S. federal income tax purposes as having been received by you even though you have not actually received them in cash. The total amount of dividends paid to you during the year, whether or not they are reinvested, will be reported to you and the U.S. Internal Revenue Service shortly after the close of each year.

Alternatively, when EquiServe purchases shares with reinvested dividends in the open market rather than directly from Mercantile, you must include in your gross income, as an additional dividend, your allocable share of processing fees (which include any applicable brokerage commissions EquiServe is required to pay) paid by Mercantile. This amount will be reported to you and the U.S. Internal Revenue Service on IRS Form 1099-DIV shortly after the end of each year. Your tax basis in these shares will be the cost of the shares plus your allocable shares of processing fees paid by Mercantile.

You will not realize gain or loss for U.S. federal income tax purposes upon a transfer of shares to your account or the withdrawal of whole shares from your account. You will, however, generally realize gain or loss upon the receipt of cash for a fractional share credited to your account. You will also realize gain or loss when shares are sold. The amount of gain or loss will be the difference between the amount that you receive for the shares sold and your tax basis in the shares (generally, the amount you paid for the shares plus allocable processing fees paid by Mercantile). In order to determine the tax basis for shares in your account, you should retain all account statements.

Plan participants who are non-resident aliens or non-U.S. corporations, partnerships or other entities generally are subject to a withholding tax on dividends paid on shares held in the Plan. Where applicable, this withholding tax generally is imposed at the rate of 30%, but this rate may be different under any treaty between the U.S. and the country in which the participant resides.

Dividends paid on shares in accounts, and the proceeds of any sale of shares, may be subject to “the backup withholding” provisions of the Internal Revenue Code. If you fail to furnish a properly completed Form W-9 or its equivalent, or unless you are exempt from the withholding requirements described in Section 3406 of the Internal Revenue Code, then EquiServe must withhold 30% from the amount of dividends, the proceeds of the sale of a fractional share and the proceeds of any sale of whole shares.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 to register with the Securities and Exchange Commission (“SEC”) the common stock that may be offered by us using this prospectus. This prospectus is a part of that registration statement. As allowed by SEC rules, this prospectus does

not contain all of the information contained in the registration statement or the exhibits to the registration statement.

We are subject to the informational requirements of the Securities Exchange Act of 1934. Accordingly, we file annual, quarterly and current reports, proxy statements, and other information with the SEC. The public may read and copy any reports, statements, or other information that we file at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

The SEC allows us to incorporate by reference information into this prospectus. This means that we can disclose important information by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus or a prospectus supplement. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC.

Corporation SEC Filings (File No. 000-25927)	Period
Annual Report on Form 10-K	Year ended December 31, 2001
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2002
	Quarter ended June 30, 2002
	Quarter ended September 30, 2002
Registration Statement on Form 8-A	

All documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14, and 15 of the Securities Exchange Act of 1934 between the date of this prospectus and prior to the termination of the offering of securities made by this prospectus are also incorporated by reference into this prospectus.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. We will provide this information upon written or oral request at no cost to you. You may obtain such documents without charge by requesting them in writing or by telephone from Mercantile Bank Corporation, Investor Relations at the following address:

Mercantile Bank Corporation
Investor Relations
5610 Byron Center Avenue, SW
Wyoming, MI 49509
616.406.3000

You should rely only on the information contained or incorporated by reference in this prospectus when deciding whether to participate and the Plan and purchase our shares. We have not authorized anyone to provide you with information that is different from what is contained or incorporated in this prospectus for that purpose.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus, and neither the delivery of this prospectus to you nor the issuance of common stock under it shall create any implication to the contrary.

This prospectus does not constitute an offer of any securities other than those described on the cover page or an offer to sell or a solicitation of an offer to buy within any jurisdiction to any person to whom it is unlawful to make such offer or solicitation within such jurisdiction.

USE OF PROCEEDS

Mercantile will receive proceeds from the purchase of common stock through the Plan to the extent that such purchases are made directly from Mercantile, and not from open market purchases by EquiServe. Any proceeds received by us (which cannot be estimated) will be used for general corporate purposes.

EXPERTS

The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Crowe, Chizek and Company LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

INDEMNIFICATION

Mercantile’s Articles of Incorporation and Bylaws provide for indemnification of present and past directors, officers, and such other persons as the Board of Directors may authorize. Mercantile has purchased directors’ and officer’s liability insurance for directors and officers of Mercantile. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The expenses payable by Mercantile in connection with the issuance and distribution of the securities being registered are estimated to be:

Registration Fee (for initial Registration Statement)	$	562.93
Legal Fees and Expenses		10,000.00
Accountant's Fees and Expenses		4,000.00
Printing		4,000.00
Plan Administrator and Transfer Agent Fees and Expenses...		5,000.00
Miscellaneous Expenses...		2,000.00
TOTAL	$	25,562.93

Item 15. Indemnification of Directors and Officers

Mercantile's Articles of Incorporation provide that Mercantile shall indemnify its present and past directors, officers, and such other persons as the Board of Directors may authorize to the full extent permitted by law. Mercantile's Bylaws contain indemnification provisions concerning third party actions as well as actions in the right of Mercantile. The Bylaws provide that Mercantile shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Mercantile) by reason of the fact that he or she is or was a director or officer of Mercantile or while serving as such a director or officer, is or was serving at the request of Mercantile or a subsidiary as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees), judgments, penalties, fees and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Mercantile or its shareholders and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Federal Deposit Insurance Corporation regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by Mercantile or Mercantile Bank of West Michigan to their respective directors or officers otherwise permitted under the Michigan Business Corporation Act ("MBCA") or the Michigan Banking Code, respectively.

With respect to derivative actions, the Bylaws provide that Mercantile shall indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Mercantile to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of Mercantile, or while serving as such a director or officer, is or was serving at the request of Mercantile as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorney's fees) and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Mercantile or its shareholders. No indemnification is provided in the Bylaws in respect of any claim, issue or matter in which such person has been found liable to Mercantile except to the extent that a court of competent jurisdiction determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Mercantile has purchased directors’ and officers’ liability insurance for directors and officers of Mercantile.

Item 16. Exhibits

Exhibit Number	Description
3.1	Articles of Incorporation, previously filed as Exhibit 3.1 to the Registrant's Form SB-2 Registration Statement effective October 23, 1997. Here incorporated by reference.
3.2	Amended and Restated Bylaws.
4	Mercantile Bank Corporation Dividend Reinvestment Plan. Set forth in full in the prospectus.
5	Opinion of Warner Norcross & Judd LLP regarding the legality of the securities offered.
23.1	Consent of Warner Norcross & Judd LLP - included in Exhibit 5 and incorporated here by reference.
23.2	Consent of Crowe, Chizek and Company LLP.
24	Powers of Attorney

Item 17. Undertakings

(a) The registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registrant statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, *however*, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wyoming, State of Michigan, on February 20, 2003.

MERCANTILE BANK CORPORATION

By /s/ Charles E. Christmas
Charles E. Christmas
Chief Financial Officer and
Treasurer (Principal Accounting
and Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
*/s/ Betty S. Burton Betty S. Burton	Director	February 20, 2003
*/s/ David M. Cassard David M. Cassard	Director	February 20, 2003
/s/ Charles E. Christmas Charles E. Christmas	Senior Vice President, Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)	February 20, 2003
*/s/ Edward J. Clark Edward J. Clark	Director	February 20, 2003

*/s/ Peter A. Cordes Peter A. Cordes	Director	February 20, 2003
*/s/ C. John Gill C. John Gill	Director	February 20, 2003
*/s/ Doyle A. Hayes Doyle A. Hayes	Director	February 20, 2003
*/s/ David M. Hecht David M. Hecht	Director	February 20, 2003
*/s/ Gerald R. Johnson, Jr. Gerald R. Johnson, Jr.	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	February 20, 2003
*/s/ Susan K. Jones Susan K. Jones	Director	February 20, 2003
*/s/ Lawrence W. Larsen Lawrence W. Larsen	Director	February 20, 2003
*/s/ Calvin D. Murdock Calvin D. Murdock	Director	February 20, 2003
*/s/ Michael H. Price Michael H. Price	Director	February 20, 2003
*/s/ Dale J. Visser Dale J. Visser	Director	February 20, 2003

*/s/ Donald Williams Donald Williams	Director	February 20, 2003

*By /s/ Charles E. Christmas
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Incorporation, previously filed as Exhibit 3.1 to the Registrant's Form SB-2 Registration Statement effective October 23, 1997. Here incorporated by reference.
3.2	Amended and Restated Bylaws.
4	Mercantile Bank Corporation Dividend Reinvestment Plan. Set forth in full in the prospectus.
5	Opinion of Warner Norcross & Judd LLP regarding the legality of the securities offered.
23.1	Consent of Warner Norcross & Judd LLP - included in Exhibit 5 and incorporated here by reference.
23.2	Consent of Crowe, Chizek and Company LLP.
24	Powers of Attorney